Exhibit 99.1

ASUR Reports 1Q24 Financial Results

Total passenger traffic in 1Q24 increased 3.9% YoY

Mexico City, April 22, 2024 – Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S., and Colombia, today announced results for the three-month period ended March 31, 2024.

1Q24 Highlights1

•	Total passenger traffic increased 3.9% year-over-year. By country of operations, passenger traffic showed the following YoY variations:

•	Mexico: increased by 3.8%, reflecting growth of 9.4% in international traffic partially offset by a decline of 3.5% in domestic traffic.

•	Puerto Rico (Aerostar): increased by 12.2%, resulting from increases of 11.1% and 23.0% in domestic and international traffic, respectively.

•	Colombia (Airplan): decreased 2.1%, a 6.7% decline in domestic traffic mainly driven by the suspension of operations of Viva Air and Ultra Air in 1Q23, partially offset by an 18.6% increase in international traffic.

•	Revenues increased 15.3% YoY to Ps.7,434.9 million. Excluding construction revenue, revenues increased 13.9% compared to 1Q23.

•	Consolidated commercial revenue per passenger increased YoY to Ps.124.9.

Table 1: Financial & Operational Highlights [1]
	First Quarter		% Chg
	2023	2024
Financial Highlights
Total Revenue	6,449,409	7,434,907	15.3
Mexico	4,775,146	5,646,112	18.2
San Juan	1,010,943	1,033,582	2.2
Colombia	663,320	755,213	13.9
Commercial Revenues per PAX	123.2	124.9	1.4
Mexico	147.0	145.3	(1.2)
San Juan	144.7	141.8	(2.0)
Colombia	42.3	50.2	18.7
EBITDA	4,530,402	5,122,940	13.1
Net Income	2,602,245	3,186,754	22.5
Majority Net Income	2,512,362	3,082,091	22.7
Earnings per Share (in pesos)	8.3745	10.2736	22.7
Earnings per ADS (in US$)	5.0656	6.2143	22.7
Capex	142,994	182,584	27.7
Cash & Cash Equivalents	15,108,235	16,822,986	11.3
Net Debt	(1,593,945)	(5,073,921)	218.3
Net Debt/ LTM EBITDA	(0.1)	(0.3)	207.7
Operational Highlights
Passenger Traffic
Mexico	11,073,291	11,496,410	3.8
San Juan	2,907,038	3,261,896	12.2
Colombia	3,885,317	3,804,230	(2.1)

•	Consolidated EBITDA increased 13.1% YoY to Ps.5,122.9 million.

•	Adjusted EBITDA margin (excluding the effect of IFRIC 12) at 71.4% from 71.9% in 1Q23.

•	Cash and equivalents at year-end of Ps.16,822.9 million with Net Debt to EBITDA LTM at negative 0.3x.

•	On April 15, 2024, ASUR published its Sustainability Report 2023, filed its Annual Report 2023 in Form 20-F with the US S.E.C and the Circular Unica 2023 with the Mexican Stock Exchange and regulator.

1Q24 Earnings Call

Day: Tuesday, April 23, 2024, at 10:00 AM ET; 8:00 AM Mexico City time

Dial-in: 1-877-407-4018 (Toll-Free) and 1-201-689-8471 (International)

Access Code: 13745942

Replay: Tuesday, April 23, 2024, at 2:00 PM ET, ending at 11:59 PM ET on Tuesday, April 30, 2024. Dial-in: 1-844-512-2921 (Toll-Free); 1-412-317-6671 (International). Access Code: 13745942

1 Unless otherwise stated, all financial figures discussed in this press release are unaudited, prepared in accordance with International Financial Reporting Standards (IFRS), and represent comparisons between the three-month period ended March 31, 2024, and the equivalent three-month period ended March 31, 2023. All figures in this report are expressed in Mexican pesos, unless otherwise noted. Tables state figures in thousands of Mexican pesos, unless otherwise noted. Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, unless otherwise noted. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1.00 = Mexican Ps. 16.5323 (source: Diario Oficial de la Federación de México), while Colombian peso figures are calculated at the exchange rate of COP.232.6400 = Mexican Ps.1.00 (source: Investing). Definitions for EBITDA, Adjusted EBITDA Margin, Majority Net Income can be found on page 18 of this report.

Passenger Traffic

ASUR 1Q24 Page 1 of 25

During 1Q24, ASUR's total passenger traffic increased 3.9% year-over-year to 18.6 million.

Total passenger traffic in Mexico increased 3.8% year-over-year to 11.5 million in 1Q24, driven by increases of 9.4% in international traffic, partially offset by a decrease of 3.5% in domestic traffic.

In Puerto Rico, total passenger traffic increased 12.2% year-over-year to 3.3 million in 1Q24, mainly driven by increases of 11.1% in domestic traffic and 23.0% in international traffic.

Total passenger traffic in Colombia for 1Q24 declined 2.1% year-over-year to 3.8 million passengers, driven by a 6.7% decrease in domestic traffic, mainly due to the suspension of Viva Air and Ultra Air operations since 1Q23. International traffic increased by 18.6% in the period.

On page 20 of this report, you will find the tables with detailed information on passenger traffic for each airport.

Table 2: Passenger Traffic Summary
	First Quarter		% Chg
	2023	2024
Total México	11,073,291	11,496,410	3.8
- Cancun	8,484,698	8,730,091	2.9
- 8 Other Airports	2,588,593	2,766,319	6.9
Domestic Traffic	4,784,188	4,615,085	(3.5)
- Cancun	2,596,480	2,319,681	(10.7)
- 8 Other Airports	2,187,708	2,295,404	4.9
International Traffic	6,289,103	6,881,325	9.4
- Cancun	5,888,218	6,410,410	8.9
- 8 Other Airports	400,885	470,915	17.5
Total San Juan, Puerto Rico	2,907,038	3,261,896	12.2
Domestic Traffic	2,641,929	2,935,940	11.1
International Traffic	265,109	325,956	23.0
Total Colombia	3,885,317	3,804,230	(2.1)
Domestic Traffic	3,176,155	2,963,460	(6.7)
International Traffic	709,162	840,770	18.6
Total Traffic	17,865,646	18,562,536	3.9
Domestic Traffic	10,602,272	10,514,485	(0.8)
International Traffic	7,263,374	8,048,053	10.8
Note: Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, while Puerto Rico includes transit passengers and general aviation.

Table 3: % YoY Change in Passenger Traffic 2024 & 2023

Region	January	February	March	Total
México	2.6%	5.7%	3.4%	3.8%
Domestic Traffic	(2.2%)	(1.3%)	(6.8%)	(3.5%)
International Traffic	6.3%	10.9%	11.1%	9.4%
Puerto Rico	8.2%	12.6%	16.0%	12.2%
Domestic Traffic	6.7%	12.0%	14.9%	11.1%
International Traffic	23.1%	17.9%	27.1%	23.0%
Colombia	(10.1%)	(3.4%)	9.4%	(2.1%)
Domestic Traffic	(14.1%)	(7.8%)	3.6%	(6.7%)
International Traffic	6.6%	16.9%	37.7%	18.6%
Total	0.5%	4.8%	6.6%	3.9%
Domestic Traffic	(3.7%)	(0.1%)	1.6%	(0.8%)
International Traffic	6.9%	11.7%	13.9%	10.8%

ASUR 1Q24 Page 2 of 25

Sustainability Update

On April 15, 2024, ASUR published its Sustainability Report 2023 outlining the Company’s initiatives that contribute to the specific targets of the 13 Sustainable Development Goals. The report was prepared in accordance with GRI standards and the specific sector supplement for airport operators, and also addresses the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) and covers the indicators of the Sustainability Accounting Standards Board (SASB) applicable to the professional and commercial services sector.

ASUR maintains a diverse and independent board of directors made up of 11 members, of whom three are women. In 2022, the Sustainability Committee was created, which reports directly to the Board of Directors. The Chairwoman of the Sustainability Committee is a member of the Board of Directors. At the operational level, sustainability and social responsibility activities are the responsibility of the Strategic Planning and Corporate Governance Department.

Key 2023 initiatives include:

Governance

•	Implemented ASUR’s Sustainable Development Policy, which contains the Company’s principles and guidelines for action regarding environmental protection, social justice, and economic prosperity.

•	Implemented its Equality, Diversity, and Inclusion Policy.

•	Incorporated sustainable development principles into the mission, vision and values of the Company.

•	Introduced a series of additional procedures and policies related to cybersecurity to continue improving the management of potential issues and guaranteeing the integrity of the relevant information for stakeholders.

Environmental

•	Reduced net water consumption by 12% YoY.

•	Achieved a 4% YoY reduction in carbon intensity of operations in Mexico.

•	Formally committed to the Science Based Targets initiative, setting emissions objectives for net-zero.

•	ASUR’s nine Mexican airports advanced to level-2 under the Airport Carbon Accreditation certification program, which requires a reduction in greenhouse gas (GHG) emissions compared to the baseline; its airport in Puerto Rico also achieved level 1, with the creation and measurement of its GHG inventory.

•	Began involving suppliers and contractors in its value chain, in accordance with the guidelines of the US Environmental Protection Agency, regarding the scope-3 emissions in ASUR’s 16 airports. Expect to have this process completed by 2025.

•	Started to build alliances with research institutions to collaborate on various projects focusing on habitat conservation and restoration, as well as environmental education.

Social

•	In terms of human rights, in alliance with other organizations in the aviation industry, the Company has begun working on a program to prevent human trafficking in its airports. ASUR is the first airport group in Mexico to have joined such initiatives.

•	Started reporting the results of its social investment program in communities in the southeast of Mexico which aims to support economic inclusion through sustainable tourism and environmental conservation.

ASUR 1Q24 Page 3 of 25

Review of Consolidated Results

Table 4: Summary of Consolidated Results
	First Quarter		% Chg
	2023	2024
Total Revenues	6,449,409	7,434,907	15.3
Aeronautical Services	3,877,418	4,643,637	19.8
Non-Aeronautical Services	2,422,612	2,534,837	4.6
Total Revenues Excluding Construction Revenues	6,300,030	7,178,474	13.9
Construction Revenues	149,379	256,433	71.7
Total Operating Costs & Expenses	2,435,758	2,855,684	17.2
Other Revenues	0	0	0.0
Operating Profit	4,013,651	4,579,223	14.1
Operating Margin	62.2%	61.6%	(64 bps)
Adjusted Operating Margin [1]	63.7%	63.8%	8 bps
EBITDA	4,530,402	5,122,940	13.1
EBITDA Margin	70.2%	68.9%	(34 bps)
Adjusted EBITDA Margin [2]	71.9%	71.4%	(55 bps)
Net income	2,602,245	3,186,754	22.5
Net majority income	2,512,362	3,082,091	22.7
Earnings per Share	8.3745	10.2736	22.7
Earnings per ADS in US$	5.0656	6.2143	22.7

Total Commercial Revenues per Passenger [3]	123.2	124.9	1.4
Commercial Revenues	2,228,375	2,336,434	4.8
Commercial Revenues from Direct Operations per Passenger [4]	24.1	23.8	(1.1)
Commercial Revenues Excl. Direct Operations per Passenger	99.1	101.1	2.0

1 Adjusted operating margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia and is equal to operating income divided by total revenues minus revenues from construction services.
2 Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets in Mexico, Puerto Rico and Colombia, and is calculated by dividing EBITDA by total revenues less construction services revenues.
3 Passenger figures include transit and general aviation passengers Mexico, Puerto Rico and Colombia.
4 Represents ASUR´s operations in convenience stores

Consolidated Revenues

Consolidated Revenues increased 15.3% year-over-year, or Ps.985.5 million, to Ps.7,434.9 million, mainly due to the following variations:

•	A 71.7%, or Ps.107.0 million, year-over-year increase in construction services revenues to Ps.256.4 million, principally in Mexico,

•	A 19.8% increase in revenues from aeronautical services to Ps.4,643.6 million. Mexico contributed Ps.3,585.5 million, while Puerto Rico and Colombia accounted for Ps.502.6 million and Ps.555.5 million, respectively; and

•	A 4.6% increase in revenues from non-aeronautical services to Ps.2,534.8 million. Mexico contributed Ps.1,874.1 million, while Puerto Rico and Colombia accounted for Ps.464.7 million and Ps.196.0 million, respectively.

Excluding revenues from construction services, for which an equivalent expense is recorded under IFRS accounting standards, total revenues would have increased 13.9% year-over-year to Ps.7,178.5 million.

Excluding revenues from construction services, Mexico represented 76.1% of ASUR´s total revenues in 1Q24, while Puerto Rico and Colombia represented 13.5% and 10.4%, respectively.

Commercial Revenues in 1Q24 increased 4.8% YoY to Ps.2,336.4 million, mainly reflecting the 3.9% increase in passenger traffic (including transit and general aviation passengers). Commercial revenue growth was driven by increases of 2.6% to Ps.1,678.4 million in Mexico, 10.0% to Ps.462.6 million in Puerto Rico and 13.9% to Ps.195.4 million in Colombia.

Commercial Revenues per Passenger increased YoY to Ps.124.9 in 1Q24, from Ps.123.2 in 1Q23.

ASUR 1Q24 Page 4 of 25

Consolidated Operating Costs and Expenses

Consolidated Operating Costs and Expenses, including construction costs, increased 17.2% year-over-year, or Ps.419.9 million, to Ps.2,855.7 million in 1Q24.

Excluding construction costs, operating costs and expenses increased 13.7%, or Ps.312.9 million, due to the following factors:

•	Mexico: increased 19.2%, or Ps.260.0 million, mainly due to higher costs in connection to personnel, concession fees, security and cleaning services, maintenance and conservation, professional fees together with higher energy costs, taxes and duties.

•	Puerto Rico: declined 0.4%, or Ps.2.3 million, mainly due to a 6.9% YoY decline in depreciation and amortization resulting from the foreign exchange translation impact and the reversal of provisions associated with employee benefits, partially offset by increases in concession fees, professional fees and materials and supplies.

•	Colombia: increased 16.6%, or Ps.55.1 million, mainly due to increases in maintenance and conservation, personnel costs, taxes and duties, security and cleaning services, insurance and bonds, energy costs and concession fees.

Cost of Services increased 9.4%, or Ps.105.7 million, year-over-year mainly due to increases in personnel costs, surveillance and cleaning services, maintenance and conservation, professional fees, insurance and bonds, higher cost of revenues from concession stores operated directly by ASUR, electric energy and taxes and duties.

Construction Costs increased 71.7% YoY, or Ps.107.0 million. This was mainly driven by a year-over-year increase of 123.4%, or Ps.103.0 million, in construction costs in Mexico, and 10.7%, or Ps.6.4 million, in Puerto Rico, partially offset by a decrease of 39.1%, Ps.2.4 million, in construction costs in Colombia.

Administrative Expenses that reflect administrative costs in Mexico increased 2.3% year-over-year.

Consolidated Technical Assistance decreased by 44.1% year-on-year, as the technical assistance fee decreased from 5% to 2.5% as of January 1, 2024.

Concession Fees increased 69.5% YoY, on a consolidated basis principally due to increases of 117.5% in Mexico due to an increase in the concession fee from 5% to 9% as of January 1, 2024, and 14.8% in Colombia as a result of higher regulated and unregulated revenues, and 1.4% in Puerto Rico.

Depreciation and Amortization increased 5.2% YoY, or Ps.27.0 million, principally due to an increase of 12.9%, or Ps.32.9 million in Mexico and 6.3%, or Ps.5.7 million in Colombia, partially offset by a decrease of 6.9%, or Ps.11.7 million, in Puerto Rico.

Consolidated Operating Profit and EBITDA

ASUR reported a Consolidated Operating Profit of Ps.4,579.2 million in 1Q24, representing an operating margin of 61.6%, compared to Ps.4,013.6 million and an operating margin of 62.2% in 1Q23.

Adjusted Operating Margin was 63.8% in 1Q24 compared to 63.7% in 1Q23. Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Colombia, and Puerto Rico, which is calculated as operating profit or loss divided by total revenue minus revenue from construction services.

EBITDA increased 13.1%, or Ps.592.5 million, to Ps.5,122.9 million in 1Q24, from Ps.4,530.4 million in 1Q23. By country of operations, EBITDA increased by 15.0% or Ps.540.9 million to Ps.4,134.9 million in Mexico, and 1.3%, or Ps.6.8 million, to Ps.527.0 million in Puerto Rico and 10.8%, or Ps.44.9 million, to Ps.461.0 million in Colombia.

Consolidated EBITDA margin in 1Q24 was 68.9% compared to 70.2% in 1Q23.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets in Mexico, Puerto Rico, and Colombia, was 71.4% in 1Q24, compared to 71.9% in 1Q23.

ASUR 1Q24 Page 5 of 25

Consolidated Comprehensive Financing Gain (Loss)

Table 5: Consolidated Comprehensive Financing Gain (Loss)
	First Quarter		% Chg
	2023	2024
Interest Income	265,060	409,725	54.6
Interest Expense	(305,992)	(255,402)	(16.5)
Foreign Exchange Gain (Loss), Net	(486,908)	(196,365)	(59.7)
Total	(527,840)	(42,042)	(92.0)

In 1Q24 ASUR reported a Ps.42.0 million Consolidated Comprehensive Financing Loss, compared to a Ps.527.8 million loss in 1Q23. This variation is mainly attributed to an increase of 54.6%, or Ps.144.7 million in interest income reflecting a higher cash balance position, combined with a 16.5% decline, or Ps.50.6 million in interest expenses resulting from principal payments in Mexico and Puerto Rico.

During 1Q24 ASUR reported a foreign exchange loss of Ps.196.4 million, resulting from the 2.3% quarter-end appreciation of the Mexican peso against the U.S. dollar on a U.S. dollar net asset position (0.3% average depreciation) during the covered period. This compared to a Ps.486.9 million foreign exchange loss in 1Q23 resulting from the 7.3% quarter-end appreciation of the Mexican peso against the U.S. dollar on a U.S. dollar net asset position (4.1% average appreciation) during the covered period.

Income Taxes

Income Taxes for 1Q24 increased Ps.464.2 million YoY, principally due to the following variations:

•	A Ps.318.8 million increase in income taxes, mainly due to a higher taxable income base in Mexico.

•	A Ps.145.4 million increase in deferred income taxes, mainly in Mexico, resulting from the initial recognition of deferred income tax on untaxed accumulated profits from investments in Puerto Rico and Colombia.

Majority Net Income

ASUR reported Majority Net Income of Ps.3,082.1 million in 1Q24, compared to Ps.2,512.4 million in 1Q23. This resulted in earnings per common share in 1Q24 of Ps.10.2736, or earnings per ADS of US$6.2143 (one ADS represents ten series B common shares). This compared to earnings per share of Ps.8.3745, or earnings per ADS of US$5.0656 for 1Q23.

Net Income

ASUR reported Net Income of Ps.3,186.7 million in 1Q24, an increase of 22.5%, or Ps.584.5 million, from Ps.2,602 million in 1Q23.

Consolidated Financial Position

Airport concessions represented 66.4% of ASUR’s total assets as of March 31, 2024, with current assets representing 30.5% and other assets 3.1%.

As of March 31, 2024, cash and cash equivalents amounted to Ps.16,823.0 million, a 21.3% increase from Ps.13,872.9 million as of March 31, 2023. Cash and cash equivalents in Mexico, Colombia and Puerto Rico amounted to Ps.12,392.5 million, Ps.2,840.4 million and Ps.1.590.1 million, respectively.

As of March 31, 2024, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations," had the following effects on its balance sheet: (i) the recognition of a net intangible asset of Ps.4,331.5 million, (ii) goodwill of Ps.789.8 million (net of an impairment of Ps.4,719.1 million), (iii) deferred taxes of Ps.435.9 million, and (iv) a minority interest of Ps.4,716.6 million in stockholders' equity.

As of March 31, 2024, the valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet: (i) the recognition of a net intangible asset of Ps.739.6 million, (ii) goodwill of Ps.1,296.9 million, (iii) deferred taxes of Ps.190.4 million, and (iv) a Ps.210.5 million recognition of bank loans at fair value.

ASUR 1Q24 Page 6 of 25

As of March 31, 2024, Stockholders’ equity was Ps.54,382.6 million and total liabilities were Ps.18,610.6 million, representing 74.5% and 25.5% of ASUR’s total assets, respectively. Deferred liabilities represented 16.4% of ASUR’s total liabilities.

As of March 31, 2024, Total Debt declined 3.9% to Ps.11,749.1 million from Ps.12,224.8 million as of December 31, 2023, mainly reflecting: (i) the FX conversion impact reflecting Mexican peso appreciation against the U.S. dollar and the Colombian peso, and (ii) payment of principal amounts of outstanding debt of Ps.50.0 million in Mexico.

As of March 31, 2024, 21.1% of ASUR’s Total Debt was denominated in Mexican pesos, 71.0% in U.S. Dollars (at Aerostar in Puerto Rico) and 8.0% in Colombian pesos (debt at Airplan in Colombia).

In July 2022, Aerostar in Puerto Rico issued US$200 million principal amount of 4.92% senior secured notes due March 22, 2035. In May 2022, Aerostar renegotiated the terms of its US$50 million principal amount of 6.75% senior secured notes originally due on June 24, 2015, and extended their maturity through March 22, 2035. All long-term debt is collateralized by Aerostar’s assets.

On November 15, 2023, Aerostar renewed the US$20.0 million revolving credit facility with Banco Popular de Puerto Rico, with a maturity date of December 29, 2026. As of March 31, 2024, no such credit line has been drawn.

In April 2023, Banco Popular transferred to the Bank of Bogotá its interests under the syndicated loan entered into with Airplan by issuing promissory notes under the same terms and conditions than the original loan.

LTM Net Debt-to-LTM EBITDA stood at negative 0.3x at the close of 1Q24, while the Interest Coverage Ratio was 10.9x. This compared with LTM Net Debt-to-LTM EBITDA of negative 0.1x and an Interest Coverage Ratio of 11.7x as of March 31, 2023, respectively.

Table 6: Consolidated Debt Indicators
	March 31, 2023	December 31, 2023	March 31, 2024
Leverage
Total Debt/ LTM EBITDA (Times) [1]	0.8	0.7	0.7
Total Net Debt/ LTM EBITDA (Times) [2]	(0.1)	(0.3)	(0.3)
Interest Coverage Ratio [3]	11.7	11.4	10.9
Total Debt	13,514,290	12,224,770	11,749,065
Short-term Debt	1,769,958	1,233,639	1,118,165
Long-term Debt	11,744,332	10,991,131	10,630,900
Cash & Cash Equivalents	15,108,235	16,917,191	16,822,986
Total Net Debt [4]	(1,593,945)	(4,692,421)	(5,073,921)
[1] The Total Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities divided by its EBITDA.
[2] Total Net Debt to EBITDA Ratio is calculated as ASUR’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by EBITDA.
[3] The Interest Coverage Ratio for Mexico is calculated as ASUR’s LTM EBIDA divided by its LTM interest expenses. For Puerto Rico, it is calculated as LTM Cash Flow Generation divided LTM debt service, and for Colombia as LTM EBITDA minus LTM taxes divided by LTM debt service.
[4] Total net debt is calculated as Asur´s total debt without cash & cash Equivalents.

ASUR 1Q24 Page 7 of 25

Table 7: Consolidated Debt Profile (million)*
	Aerostar US$			Cancun Airport Thousand Mexican Pesos		Airplan Million COP
Original Amount	350´M	200´M	50´M	BBVA 2,000 M	Santander 2,650 M	Syndicated Loan 440,000 M
Interest rate	5.75%	4.92%	6.75%	TIIE + 1.4 pp	TIIE +1.5 pp	DTF + 4pp
Principal Balance as of March 31, 2024	271.3	200.0	42.0	1,800.0	675.0	167,897.2
2024	6.5	-	-	150.0	-	-
2025	13.6	-	-	275.0	675.0	57,899.7
2026	15.0	-	-	375.0	-	72,600.0
2027	16.6	-	-	475.0	-	37,397.5
2028	16.2	-	-	525.0	-	-
2029	17.3	-	-	-	-	-
2030	20.9	-	-	-	-	-
2031	27.0	-	-	-	-	-
2032	34.4	-	-	-	-	-
2033	38.5	-	-	-	-	-
2034	42.6	-	-	-	-	-
2035	22.6	200.0	42.0	-	-	-
*Expressed in the original currency of each loan.

Note: the loans in Mexico were incurred in October 2017 with Bancomer and Santander. The Puerto Rico bonds were issued in March 2013 and June 2015. In both cases, in May, 2022 the maturity date was modified to 2035. The syndicated loan in Colombia was obtained in June 2015 with a grace period of three years. In April 2022, Airplan made principal payments amounting to Cop.150,000 million, and the next principal payment is due in 2025. In July 2022, Aerostar issued US$200 million senior secured notes due March 22, 2035. On March 29, 2023, September 29, 2023 and November 30, 2022, Cancun Airport prepaid Ps.662.5 million, Ps.662.5 million and Ps.650 million of the loan from Santander, respectively. On April 14, 2023, July 14, 2023, and October 13, 2023, Cancun Airport made principal payments amounting to Ps.50.0 million each.

1 DTF is an average 90-day rate to which the credit facilities in Colombia are pegged.

Strong Liquidity Position and Healthy Debt Maturity Profile

ASUR closed 1Q24 with a solid financial position, with cash and cash equivalents totaling Ps.16,823.0 million and Ps.11,749.1 million in Total Debt. A total of Ps.50.0 million in principal amount of outstanding debt payments is due in 2Q24.

The following table shows the liquidity position for each of ASUR’s regions of operations:

Table 8: Liquidity Position at March 31, 2024
Figures in Thousands of Mexican Pesos
Region of Operation	Cash & Equivalents	Total Debt	Short-term Debt	Long-term Debt	Principal payments( April - June 2024)

México	12,392,510	2,475,012	884,655	1,590,357	50,000
Puerto Rico	1,590,075	8,336,280	227,902	8,108,378	0
Colombia	2,840,401	937,773	5,608	932,165	0
Total	16,822,986	11,749,065	1,118,165	10,630,900	50,000

Table 9: Principal Debt Payments as of March 31, 2024

Figures in Thousands of Mexican Pesos

Region of Operation	2024	2025	2026	2027/2035
México	150,000	950,000	375,000	1,000,000
Puerto Rico	106,873	224,872	247,882	7,904,985
Colombia	0	248,881	312,070	160,753
Total	256,873	1,423,753	934,952	9,065,738
[1] Figures in Mexican pesos converted at the exchange rate at the close of the quarter Ps.16.5323=US$1.00
[2] Figures in Mexican pesos converted at the exchange rate at the close of the quarter of COP 232.64=Ps.1.00

Note: Figures only reflects principal payments.

ASUR 1Q24 Page 8 of 25

Table 10: Debt Ratios as of March 31, 2023

LTM EBITDA and LTM interest expenses figures of thousands Mexican pesos

	LTM EBITDA	LTM Interest Expense	Debt Coverage Ratio	Minimum Coverage Requirement as per Agreements

Mexico [1]	12,775,779	422,020	30.3	3.0
Puerto Rico [2]	1,656,005	671,948	2.5	1.1
Colombia [3]	1,202,762	340,655	3.5	1.2
Total	15,634,546	1,434,623	10.9

[1] Per the applicable debt agreement, the formula for the Interest Coverage ratio is: LTM EBITDA/ LTM Interest Expense.

[2] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: LTM Cash Flow Generation / LTM Debt Service. LTM Cash Flow Generation for the period was Ps.1,656,0 million and LTM Debt Service was Ps.671,9 million.

[3] Per the applicable debt agreement, the formula for the Debt Coverage ratio is: (LTM EBITDA minus LTM Taxes)/ LTM Debt Service. EBITDA minus Taxes for the period amounted to Ps.1,202.8 million and Debt Service was Ps.340.6 million.

Accounts Receivables

Accounts receivables increased 14.8% YoY in 1Q24, mainly driven by increased activity in Mexico and the suspension of operations of Viva Colombia and Ultra Air in Colombia on February 28 and March 29, 2023. During 2023, these two companies accounted for 5.5% and 2.2% of passenger traffic in Colombia, respectively. At the end of 1Q24, these two companies owed ASUR Ps.14.1 million and Ps.9.9 million, respectively.

The 85.2% decline in accounts receivables in Puerto Rico mainly driven by the collection in May 2023 of other income of Ps.300.4 million derived from a judgment in favor of Puerto Rico for the right to charge a charge for each gallon of aviation fuel that was dispatched at the airport for the period from 2013 to 2021, compliant with IFRS IAS 37 and USGAAP ASC-450-30-25-1.

Table 11: Accounts Receivable as of March 31, 2024

Figures in Thousands of Mexican Pesos

	1Q23	1Q24	% Chg.
México	1,941,248	2,680,105	38.1
Puerto Rico	444,979	65,962	(85.2)
Colombia	94,131	101,904	8.3
Total	2,480,358	2,847,971	14.8

Note: Net of allowance for bad debts.

Capital Expenditures

ASUR made capital expenditures of Ps.182.6 million in 1Q24. Of this amount, Ps.106.1 million were allocated to modernizing the Company´s Mexican airports pursuant to its master development plans, Ps.72.5 million were invested by Aerostar in Puerto Rico and Ps.3.9 million were invested by Airplan in Colombia. This compared to Ps.143.0 million invested in 1Q23, of which Ps.70.2 million were invested in Mexico, Ps.66.8 million in Puerto Rico and Ps.6.0 million in Colombia.

ASUR 1Q24 Page 9 of 25

Review of Mexico Operations

Table 12: Mexico Revenues & Commercial Revenues Per Passenger
	First Quarter		% Chg
	2023	2024
Total Passengers	11,134	11,555	3.8

Total Revenues	4,775,146	5,646,112	18.2
Aeronautical Services	2,865,603	3,585,504	25.1
Non-Aeronautical Services	1,826,062	1,874,128	2.6
Construction Revenues	83,481	186,480	123.4
Total Revenues Excluding Construction Revenues	4,691,665	5,459,632	16.4

Total Commercial Revenues	1,636,246	1,678,421	2.6
Commercial Revenues from Direct Operations	334,650	337,614	0.9
Commercial Revenues Excluding Direct Operations	1,301,596	1,340,807	3.0

Total Commercial Revenues per Passenger	147.0	145.3	(1.2)
Commercial Revenues from Direct Operations per Passenger [1]	30.1	29.2	(2.8)
Commercial Revenues Excl. Direct Operations per Passenger	116.9	116.0	(0.7)
For the purposes of this table, approximately 61.0 and 58.5 thousand transit and general aviation passengers are included in 1Q23 and 1Q24, respectively.
[1] Represents the operation of ASUR in its convenience stores in Mexico.

Mexico Revenues

Mexico Revenues increased 18.2% YoY to Ps.5,646.1 million.

Excluding construction, revenues increased 16.4% YoY, mainly due to increases of 25.1% in revenues from aeronautical services and 2.6% in revenues from non-aeronautical services, resulting principally from the 3.8% increase in passenger traffic (excluding transit and general aviation passengers).

Commercial Revenues increased 2.6% YoY, principally due to the 3.8% increase in passenger traffic (including transit and general aviation passengers) as shown in Table 12.

Commercial Revenues per Passenger for 1Q24 was Ps.145.3 compared to Ps.147.0 in 1Q23.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage operations, parking lot fees, and other.

As shown in Table 14, during the last 12 months, ASUR opened 17 new commercial spaces, 10 of which were opened at Merida airport, 2 at each of Cancun and Oaxaca airports and 1 at each of Huatulco, Cozumel and Veracruz airports. More details of these openings can be found on page 21 of this report.

Table 13: Mexico Commercial Revenue Performance			Table 14: Mexico Summary Retail and Other Commercial Space Opened since March 31,2023

Business Line	YoY Chg		Type of Commercial Space [1]	# Of Spaces Opened
	1Q24	3M24
Car rental	22.0%	22.0%	Cancun	2
Advertising	15.7%	15.7%	Retail	1
Ground Transportation	10.5%	10.5%	Car rental	1
Food and Beverage	6.3%	6.3%	8 Other Airports	15
Duty-Free	3.8%	3.8%	Retail	7
Car parking	3.4%	3.4%	Car rental	8
Other Revenues	(2.8%)	(2.8%)	Mexico	17
Retail	(3.7%)	(3.7%)
Banks and foreign exchange	(18.4%)	(18.4%)
Teleservices	(30.3%)	(30.3%)	[1] Only includes new stores opened during the period and excludes remodeling or contract renewals.
Total Commercial Revenues	2.6%	2.6%

ASUR 1Q24 Page 10 of 25

Mexico Operating Costs and Expenses

Table 15: Mexico Operating Costs & Expenses
	First Quarter		% Chg
	2024	2024
Cost of Services	623,105	689,133	10.6
Administrative	77,241	79,019	2.3
Technical Assistance	190,311	106,315	(44.1)
Concession Fees	207,001	450,263	117.5
Depreciation and Amortization	256,237	289,184	12.9
Operating Costs and Expenses Excluding Construction Costs	1,353,895	1,613,914	19.2
Construction Costs	83,481	186,480	123.4
Total Operating Costs & Expenses	1,437,376	1,800,394	25.3

Total Mexico Operating Costs and Expenses increased 25.5% YoY, or Ps.363.0 million. Excluding construction costs, operating costs and expenses increased 19.2%, or Ps.260.0 million, mainly due to higher personnel expenses, concession fees, surveillance and cleaning services, maintenance and conservation costs, energy, taxes and duties.

Cost of Services increased 10.6% YoY, primarily due to increases in personnel, surveillance and cleaning services, maintenance, and conservation, together with higher energy costs, taxes and duties.

Administrative Expenses increased 2.3% YoY.

The Technical Assistance fee declined 44.1% YoY, principally due to the reduction in the technical assistance fees charged by ITA to 2.5% from 5.0% of the EBITDA generated by ASUR´s Mexican operations starting January 1, 2024.

Concession Fees, which include fees paid to the Mexican government, increased by 117.5%, principally due to the increase in the concession fee rate to 9% from 5% starting January 1, 2024.

Depreciation and Amortization increased 12.9% YoY, due to the recognition of investments made to date.

Mexico Consolidated Comprehensive Financing Gain (Loss)

Table 16: Mexico Comprehensive Financing Gain (Loss)
	First Quarter		% Chg
	2023	2024
Interest Income	184,419	308,645	67.4
Interest Expense	(135,378)	(93,499)	(30.9)
Foreign Exchange Gain (Loss), Net	(486,893)	(196,420)	(59.7)
Total	(437,852)	18,726	n/a

During 1Q24, ASUR’s Mexico operations reported an Ps.18.7 million Comprehensive Financing Gain, compared to a Ps.437.8 million loss in 1Q23. This was mainly due to a 67.4% YoY, or Ps.124.2 million, increase in interest income resulting from a higher cash balance, combined with a decline of 30.9% YoY, or Ps.41.8 million, in interest expenses mainly due to principal payments in 2023.

In 1Q24, a Ps.196.4 million foreign exchange loss was reported, resulting from the 2.3% quarter-end appreciation of the Mexican peso against the U.S. dollar on a foreign currency net asset position (0.3% average depreciation). This compared to a Ps.486.9 million foreign exchange loss in 1Q23, resulting from the 7.3% quarter-end appreciation of the Mexican peso during that period against the U.S. dollar on a foreign currency net asset position (4.1% average appreciation).

ASUR 1Q24 Page 11 of 25

Mexico Operating Profit (Loss) and EBITDA

Table 17: Mexico Profit & EBITDA
	First Quarter		% Chg
	2023	2024
Total Revenue	4,775,146	5,646,112	18.2
Total Revenues Excluding Construction Revenues	4,691,665	5,459,632	16.4
Operating Profit	3,337,770	3,845,718	15.2
Operating Margin	69.9%	68.1%	(179 bps)
Adjusted Operating Margin [1]	71.1%	70.4%	(70 bps)
Net Profit [2]	2,150,124	2,664,970	23.9
EBITDA	3,594,015	4,134,902	15.0
EBITDA Margin	75.3%	73.2%	(203 bps)
Adjusted EBITDA Margin [3]	76.6%	75.7%	(87 bps)

[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

[2] This result includes revenues from the participation of Aerostar Ps.177.3 million and 157.0 million in 1Q24 and 1Q23, respectively, for Airplan Ps.273.0 million and Ps.241.4 million in 1Q24 and 1Q23, respectively.

[3] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Mexico reported an Operating Gain of Ps.3,845.7 million and an Operating Margin of 68.1% in 1Q24. This compared to an Operating Gain of Ps.3,337.8 million and an Operating Margin of 69.9% in 1Q23.

Adjusted Operating Margin was 70.4% in 1Q24, compared to 71.1% in 1Q23. Adjusted Operating Margin excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets and is calculated as operating profit divided by total revenues excluding construction services revenues.

EBITDA increased 15.0%, or Ps.540.9 million, to Ps.4,134.9 million in 1Q24, from Ps.3,3594.0 million in 1Q23. EBITDA margin in 1Q24 was 73.2% compared to 75.3% in 1Q23.

Adjusted EBITDA Margin, which excludes the effect of IFRIC 12 with respect to the construction of or improvements to concessioned assets, was 75.7% in 1Q24, compared to 76.6% in 1Q24.

Mexico Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s accumulated regulated revenues at its Mexican operations, as of March 31, 2024 totaled Ps.3,705.0 million, with an average tariff per workload unit of Ps.250.3 (December 2023 Mexican pesos), representing approximately 67.9% of total income in Mexico (excluding construction revenues) for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with maximum rate regulations at the end of each year.

Mexico Capital Expenditures

During 1Q24 ASUR invested Ps.106.1 million in connection with its plan to modernize its Mexican airports under its master development plans, compared to an investment of Ps.70.2 million in 1Q23.

ASUR 1Q24 Page 12 of 25

Review of Puerto Rico Operations

The following discussion compares Aerostar’s independent results for the three-month period ended March 31, 2023 and 2024.

As of March 31, 2024, the valuation of ASUR’s investment in Aerostar in accordance with IFRS 3 "Business Combinations," had the following effects on its balance sheet: (i) the recognition of a net intangible asset of Ps.4,331.5 million, (ii) goodwill of Ps.789.8 million (net of an impairment of Ps.4,719.1 million), (iii) deferred taxes of Ps.435.9 million, and (iv) a minority interest of Ps.4,716.6 million in stockholders' equity.

Table 18: Puerto Rico Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	First Quarter		% Chg
	2023	2024
Total Passenger	2,907	3,262	12.2

Total Revenues	1,010,943	1,033,582	2.2
Aeronautical Services	528,295	502,588	(4.9)
Non-Aeronautical Services	422,817	464,734	9.9
Construction Revenues	59,831	66,260	10.7
Total Revenues Excluding Construction Revenues	951,112	967,322	1.7

Total Commercial Revenues	420,656	462,644	10.0
Commercial Revenues from Direct Operations	100,607	107,478	6.8
Commercial Revenues Excluding Direct Operations	320,049	355,166	11.0

Total Commercial Revenues per Passenger	144.7	141.8	(2.0)
Commercial Revenues from Direct Operations per Passenger [1]	34.6	32.9	(4.8)
Commercial Revenues Excl. Direct Operations per Passenger	110.1	108.9	(1.1)
Figures in Mexican pesos at the average exchange rate Ps.17.1594 = US. 1.00
[1] Represents ASUR´s operations in convenience stores in Puerto Rico.

Puerto Rico Revenues

Total Puerto Rico Revenues increased 2.2% YoY to Ps.1,033.6 million in 1Q24.

Excluding construction services, revenues increased by 1.7% YoY, mainly due to a 9.9% increase in revenues from non-aeronautical services, partially offset by the 4.9% decline in revenues from aeronautical services.

Commercial Revenues per Passenger were Ps.141.8 in 1Q24, compared to Ps.144.7 in 1Q23.

Six commercial spaces were opened at Luis Muñoz Marin (LMM) Airport over the last 12 months, as shown in Table 20. More details can be found on page 21 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, banking and currency exchange services, and others.

Table 19: Puerto Rico Commercial Revenue Performance			Table 20: Puerto Rico Summary Retail and Other Commercial Space Opened since March 31, 2023

Bussines Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	1Q24	3M24
Ground Transportation	22.7%	22.7%	Food and beverage	3
Car rentals	18.0%	18.0%	Retail	2
Food and beverage	16.3%	16.3%	Duty Free	1
Retail	7.0%	7.0%	Total Commercial space	6
Others revenues	5.0%	5.0%
Car parking	(0.0%)	(0.0%)
Banks and foreign exchange	(5.7%)	(5.7%)
Duty Free	(13.3%)	(13.3%)	[1] Only includes new stores opened during the period and excludes remodeling or contract renewals.
Advertising	(13.5%)	(13.5%)
Total Commercial Revenues	10.0%	10.0%

ASUR 1Q24 Page 13 of 25

Puerto Rico Operating Costs and Expenses

Table 21: Puerto Rico Operating Costs & Expenses
In thousands of Mexican pesos
	First Quarter		% Chg
	2023	2024
Cost of Services	384,745	393,514	2.3
Concession Fees	46,138	46,799	1.4
Depreciation and Amortization	169,670	157,961	(6.9)
Operating Costs and Expenses Excluding Construction Costs	600,553	598,274	(0.4)
Construction Costs	59,831	66,260	10.7
Total Operating Costs & Expenses	660,384	664,534	0.6

Figures in Mexican pesos at the average exchange rate Ps.17.1594 = US. 1.00

Total Operating Costs and Expenses for 1Q24 in Puerto Rico increased 0.6% YoY to Ps.664.5 million. Construction costs increased 10.7%, from Ps.59.8 million in 1Q23 to Ps.66.3 million in 1Q24.

Excluding construction costs, operating costs and expenses declined 0.4% YoY, or Ps.2.3 million, mainly due to a 6.9% decline in depreciation and amortization due to the FX conversion effect, the reversal of a provision of an employee benefit, together with increases in concession fees, professional fees, materials and supplies.

Cost of Services increased 2.3% or Ps.8.8 million in 1Q24, principally due to the increase in professional fees, materials and supplies, partially offset by the reversal of a provision of an employment benefit.

Concession Fees paid to the Puerto Rican government in 1Q24 increased 1.4% YoY, or Ps.0.7 million.

Depreciation and Amortization declined 6.9% YoY, or Ps.11.7 million, principally reflecting the foreign exchange translation impact.

Puerto Rico Comprehensive Financing Gain (Loss)

Table 22: Puerto Rico Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	First Quarter		% Chg
	2023	2024
Interest Income	31,343	30,559	(2.5)
Interest Expense	(147,416)	(128,821)	(12.6)
Total	(116,073)	(98,262)	(15.3)

Figures in pesos at the average exchange rate Ps.17.1594 = US. 1.00

During 1Q24, Puerto Rico reported a Ps.98.3 million Comprehensive Financing Loss, compared to a Ps.116.1 million loss in 1Q23, mainly due to principal payments made on Aerostar’s outstanding debt.

On March 22, 2013, Aerostar carried out a private bond placement for a total of US$350.0 million to finance a portion of the Concession Agreement payment to the Puerto Rico Ports Authority, and certain other costs and expenditures associated with it. On June 24, 2015, Aerostar carried out a private bond placement for a total of US$50.0 million.

In December 2020, Aerostar entered into a three-year revolving line of credit with Banco Popular de Puerto Rico for the amount of US$20.0 million.

In May 2022, Aerostar renegotiated the terms of its US$50.0 million principal amount of 6.75% senior secured notes, extending the maturity to March 22, 2035.

In July 2022, Aerostar in Puerto Rico issued US$200.0 million principal amount of 4.92% senior secured notes due March 22, 2035.

On November 15, 2023, Aerostar extended the maturity date of the revolving credit line with Banco Popular de Puerto Rico, now maturing December 29, 2026. As of March 31, 2024, this credit line has not been drawn. All long-term debt is collateralized by Aerostar’s assets.

ASUR 1Q24 Page 14 of 25

Puerto Rico Operating Profit and EBITDA

Table 23: Puerto Rico Profit & EBITDA
In thousands of Mexican pesos
	First Quarter		% Chg
	2023	2024
Total Revenue	1,010,943	1,033,582	2.2
Total Revenues Excluding Construction Revenues	951,112	967,322	1.7
Other Revenues	--	--	0.0
Operating Profit	350,559	369,048	5.3
Operating Margin	34.7%	35.7%	103 bps
Adjusted Operating Margin[1]	36.9%	38.2%	129 bps
Net Income	224,709	261,658	16.4
EBITDA	520,229	527,008	1.3
EBITDA Margin	51.5%	51.0%	(47 bps)
Adjusted EBITDA Margin[2]	54.7%	54.5%	(22 bps)

Figures in Mexican pesos at the average exchange rate Ps.17.1594 = US. 1.00

1 Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.

2 Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

Operating Profit in Puerto Rico increased 5.3% to Ps.369.0 million, resulting in an Operating Margin of 35.7%, compared to an operating profit of Ps.350.5 million and an Operating Margin of 34.7% in 1Q23.

EBITDA increased 1.3% to Ps.527.0 million in 1Q24 from Ps.520.2 million in 1Q23. The EBITDA Margin declined to 51.0% in 1Q24 from 51.5% in 1Q23.

Adjusted EBITDA Margin (which excludes IFRIC 12) was 54.5% in 1Q24, compared to 54.7% in 1Q23.

Puerto Rico Capital Expenditures

During 1Q24, Aerostar made capital expenditures for a total of Ps.72.5 million, compared to investments of Ps.66.7 million in 1Q23.

Puerto Rico Tariff Regulation

The Airport Use Agreement entered into by and among Aerostar, the airlines serving LMM Airport, and the Puerto Rico Ports Authority governs the relationship between Aerostar and the principal airlines serving LMM Airport. The agreement entitles Aerostar to an annual contribution from the airlines of US$62.0 million during the first five years of the term. From year six onwards, the total annual contribution for the prior year increases in accordance with an adjusted consumer price index factor based on the U.S. non-core consumer price index. The annual fee is divided between the airlines that operate at LMM Airport in accordance with the regulations and structure defined under the Airport Use Agreement to establish the contribution of each airline for each particular year.

ASUR 1Q24 Page 15 of 25

Review of Colombia Operations

The following discussion compares Airplan's independent results for the three-month period ended March 31, 2024 and 2023.

The valuation of ASUR’s investment in Airplan, in accordance with IFRS 3 “Business Combinations”, resulted in the following effects on the balance sheet as of March 31, 2024: (i) the recognition of a net intangible asset of Ps.739.6 million, (ii) goodwill of Ps.1,296.9 million, (iii) deferred taxes of Ps.190.4 million, and (iv) a Ps.210.5 million recognition of bank loans at fair value.

Table 24: Colombia Revenues & Commercial Revenues Per Passenger
In thousands of Mexican pesos
	First Quarter		% Chg
	2023	2024
Total Passengers	4,053	3,889	(4.0)

Total Revenues	663,320	755,213	13.9
Aeronautical Services	483,520	555,545	14.9
Non-Aeronautical Services	173,733	195,975	12.8
Construction Revenues [1]	6,067	3,693	(39.1)
Total Revenues Excluding Construction Revenues	657,253	751,520	14.3

Total Commercial Revenues	171,473	195,369	13.9

Total Commercial Revenues per Passenger	42.3	50.2	18.7
Figures in Mexican pesos at an average exchange rate of COP.230.3787 = Ps.1.00 Mexican pesos.
For the purposes of this table, approximately 167.2 and 85.2 thousand transit and general aviation passengers are included in 1Q23 and 1Q24.

Colombia Revenues

Total Revenues in Colombia increased 13.9% YoY to Ps.755.2 million. Excluding construction services, revenues increased 14.3% YoY, principally reflecting the increase in international traffic during the period.

Commercial Revenue per Passenger was Ps.50.2 compared to Ps.42.3 in 1Q23.

As shown in Table 26, during the past twelve-months a total of 22 new commercial spaces were opened in Colombia: 8 in Olaya Herrera, 5 in Rionegro, 3 in Quibdó, 2 in each of Monteria and the Service Center and 1 in each of Corozal and Carepa airports. Further details of these openings can be found on page 21 of this report.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, advertising, non-permanent ground transportation, food and beverage operations, parking lot fees, teleservices, banking and currency exchange services and other.

Table 25: Colombia Commercial Revenue Performance			Table 26: Colombia Summary Retail and Other Commercial Space Opened since March 31, 2023

Bussines Line	YoY Chg		Type of Commercial Space [1]	# of Spaces Opened
	1Q24	3M24
Duty free	37.0%	37.0%	Food and beverage	1
Car parking	22.9%	22.9%	Others revenues	21
Others revenues	19.9%	19.9%	Total Commercial Spaces	22
Advertising	13.8%	13.8%
Banks and foreign exchange	13.7%	13.7%
Retail	6.3%	6.3%
Car rental	4.5%	4.5%
Food and beverage	(3.3%)	(3.3%)	[1] Only includes new stores opened during the period and excludes remodelings or contract renewals.
Teleservices	(5.7%)	(5.7%)
Ground Transportation	(57.2%)	(57.2%)
Total Commercial Revenues	13.9%	13.9%

ASUR 1Q24 Page 16 of 25

Colombia Costs & Expenses

Table 27: Colombia Costs & Expenses
In thousands of Mexican pesos
	First Quarter		% Chg
	2023	2024
Cost of Services	116,661	147,612	26.5
Technical Assistance	-	-	-
Concession Fees	124,434	142,878	14.8
Depreciation and Amortization	90,836	96,573	6.3
Operating Costs and Expenses Excluding Construction Costs	331,931	387,063	16.6
Construction Costs	6,067	3,693	(39.1)
Total Operating Costs & Expenses	337,998	390,756	15.6

Figures in pesos at an average exchange rate of COP.230.3787 = Ps.1.00 Mexican pesos.

Total Operating Costs and Expenses in Colombia increased 15.6% YoY to Ps.390.7 million. Excluding construction costs, operating costs and expenses increased 16.6% YoY to Ps.387.1 million, principally due to increases in maintenance and conservation, personnel, taxes and duties, security and cleaning, insurance and surety bond costs, concession fees and energy costs.

Cost of Services 26.5% YoY, or Ps.30.9 million, principally resulting from higher maintenance and conservation cost, personnel expenses, taxes and duties, as well as cleaning, security, and surety bond costs end energy costs.

Construction Costs declined 39.1% YoY, or Ps.2.4 million.

Concession Fees, which include fees paid to the Colombian government, increased 14.8% YoY, principally due to the increase in regulated and non-regulated revenues during the period.

Depreciation and Amortization increased 6.3% YoY.

Colombia Comprehensive Financing Gain (Loss)

Table 28: Colombia, Comprehensive Financing Gain (Loss)
In thousands of Mexican pesos
	First Quarter		% Chg
	2023	2024
Interest Income	49,298	70,521	43.1
Interest Expense	(23,198)	(33,082)	42.6
Foreign Exchange Gain (Loss), Net	(15)	55	n/a
Total	26,085	37,494	43.7

Figures in Mexican pesos at an average exchange rate of COP.230.3787 = Ps.1.00 Mexican pesos.

During 1Q24, Airplan reported a Ps.37.5 million Comprehensive Financing Gain, compared to a Ps.26.1 million gain in 1Q23. Interest income increased 43.1%, or Ps.21.2 million, mainly due to a higher cash position and higher rates.

Colombia Operating Profit (Loss) and EBITDA

Table 29: Colombia Profit & EBITDA
In thousands of Mexican pesos
	Fourth Quarter		% Chg
	2023	2024
Total Revenues	663,320	755,213	13.9
Total Revenues Excluding Construction Revenues	657,253	751,520	14.3
Operating Profit	325,322	364,457	12.0
Operating Margin	49.0%	48.3%	(79 bps)
Adjusted Operating Margin[1]	49.5%	48.5%	(100 bps)
Net Profit	227,412	260,126	14.4
EBITDA	416,158	461,030	10.8
EBITDA Margin	62.7%	61.0%	(169 bps)
Adjusted EBITDA Margin[2]	63.3%	61.3%	(197 bps)

Figures in Mexican pesos at an average exchange rate of COP.230.3787 = Ps.1.00 for 1Q24.
[1] Adjusted Operating Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is equal to operating profit divided by total revenues less construction services revenues.
[2] Adjusted EBITDA Margin excludes the effect of IFRIC12 with respect to the construction or improvements to concessioned assets, and is calculated by dividing EBITDA by total revenues less construction services revenues.

ASUR 1Q24 Page 17 of 25

ASUR's Colombian operations reported an Operating Profit of Ps.364.4 million in 1Q24, compared to Ps.325.3 million in 1Q23. Operating margin was 48.3% in 1Q24, compared to 49.0% in 1Q23. The Adjusted operating margin, which excludes the effect of IFRIC12 with respect to construction or improvements to concessioned assets, was 48.5% in 1Q24 compared to an adjusted operating margin of 49.5% in 1Q23.

EBITDA in 1Q24 was Ps.461.0 million, resulting in an EBITDA margin of 61.0%. This compared to an EBITDA of Ps.416.1 million and an EBITDA margin of 62.7% in 1Q23.

The Adjusted EBITDA Margin, which excludes the effect of IFRIC12 with respect to the construction or improvements of the concessioned assets, was 61.3% in 1Q24, compared to an adjusted EBITDA margin of 63.3% in 1Q23, principally due to the decline in passenger traffic and bad debt provisions resulting from the suspension of two local airlines in Colombia in 1Q23.

Colombia Capital Expenditures

In 1Q24, Airplan made capital investments for a total of Ps.3.9 million, compared to Ps.6.0 million in 1Q23.

Colombia Tariff Regulation

Functions of the Special Administrative Unit of Civil Aeronautics include establishing and collecting fees, tariffs, and rights for the provision of aeronautical and airport services or those generated by concessions, authorizations, licenses, or any other type of income or property. As a result, Resolution 04530, issued on September 21, 2007, establishes tariffs for the rights and the rates conceded to the concessionaire of the following airports: José María Córdova of Rionegro, Enrique Olaya Herrera of Medellín, Los Garzones of Montería, El Caraño of Quibdó, Antonio Roldán Betancourt of Carepa, and Las Brujas of Corozal. This resolution also established the methodology to update and the mechanisms to collect such fees, tariffs, and rights.

During 1Q24, Airplan's regulated revenues amounted to Ps.555.5 million.

Definitions

Concession Services Agreements (IFRIC 12 interpretation). In Mexico and Puerto Rico, ASUR is required by IFRIC 12 to include in its income statement an income line, “Construction Revenues,” reflecting the revenue from construction of, or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. Because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin. In Colombia, “Construction Revenues” include the recognition of the revenue to which the concessionaire is entitled for carrying out the infrastructure works in the development of the concession, while “Construction Costs” represents the actual costs incurred in the execution of such additions or improvements to the concessioned assets.

Majority Net Income reflects ASUR’s equity interests in each of its subsidiaries and therefore excludes the 40% interest in Aerostar that is owned by other shareholders. Other than Aerostar, ASUR owns (directly or indirectly) 100% of its subsidiaries.

EBITDA means net income before provision for taxes, deferred taxes, profit sharing, non-ordinary items, participation in the results of associates, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, as an alternative to cash flow or as an indicator of liquidity. Our management believes that EBITDA provides a useful measure that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

Adjusted EBITDA Margin is calculated by dividing EBITDA by total revenues excluding construction services revenues for Mexico, Puerto Rico, and Colombia and excludes the effect of IFRIC 12 with respect to the construction of, or improvements to concessioned assets. ASUR is required by IFRIC 12 to include in its income statement an income line reflecting the revenue from construction of, or improvements to concessioned assets made during the relevant period. The same amount is recognized under the expense line “Construction Costs” because ASUR hires third parties to provide construction services. In Mexico and Puerto Rico, because equal amounts of Construction Revenues and Construction Costs have been included in ASUR's income statement as a result of the application of

ASUR 1Q24 Page 18 of 25

IFRIC 12, the amount of Construction Revenues does not have an impact on EBITDA, but it does have an impact on EBITDA Margin, as the increase in revenues that relates to Construction Revenues does not result in a corresponding increase in EBITDA. In Colombia, construction revenues do have an impact on EBITDA, as construction revenues include a reasonable margin over the actual cost of construction. Like EBITDA Margin, Adjusted EBITDA Margin should not be considered as an indicator of our operating performance, as an alternative to cash flow or as an indicator of liquidity and is not defined under U.S. GAAP or IFRS and may be calculated differently by different companies.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Analyst Coverage

In accordance with Article 4.033.01 of the Mexican Stock Exchange Internal Rules, ASUR reports that the stock is covered by the following broker-dealers: Actinver, Banorte, Barclays, BBVA, Bradesco, BTG Pactual, Citi Global Markets, GBM Grupo Bursatil, Goldman Sachs, HSBC Securities, Insight Investment Research, Intercam, Itau BBA Securities, Jefferies, JP Morgan, Punto Research, Santander, Scotiabank, Signum Research, UBS Casa de Bolsa and Vector.

Please note that any opinions, estimates or forecasts with respect to the performance of ASUR issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of ASUR or its management. Although ASUR may refer to or distribute such statements, this does not imply that ASUR agrees with or endorses any information, conclusions or recommendations included therein.

Forward Looking Statements

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

Contacts:

ASUR Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

- SELECTED OPERATING TABLES & FINANCIAL STATEMENTS FOLLOW –

ASUR 1Q24 Page 19 of 25

Passenger Traffic Breakdown by Airport

Mexico Passenger Traffic [1]
		First Quarter		% Chg
		2023	2024
Domestic Traffic		4,784,188	4,615,085	(3.5)
CUN	Cancun	2,596,480	2,319,681	(10.7)
CZM	Cozumel	32,041	58,503	82.6
HUX	Huatulco	215,172	176,473	(18.0)
MID	Merida	809,320	801,085	(1.0)
MTT	Minatitlan	25,332	28,019	10.6
OAX	Oaxaca	333,826	375,196	12.4
TAP	Tapachula	123,523	147,956	19.8
VER	Veracruz	338,146	355,729	5.2
VSA	Villahermosa	310,348	352,443	13.6
International Traffic		6,289,103	6,881,325	9.4
CUN	Cancun	5,888,218	6,410,410	8.9
CZM	Cozumel	158,203	190,230	20.2
HUX	Huatulco	57,362	80,429	40.2
MID	Mérida	92,741	99,148	6.9
MTT	Minatitlan	2,053	1,592	(22.5)
OAX	Oaxaca	55,070	56,995	3.5
TAP	Tapachula	5,687	3,606	(36.6)
VER	Veracruz	23,170	30,711	32.5
VSA	Villahermosa	6,599	8,204	24.3
Total Traffic México		11,073,291	11,496,410	3.8
CUN	Cancun	8,484,698	8,730,091	2.9
CZM	Cozumel	190,244	248,733	30.7
HUX	Huatulco	272,534	256,902	(5.7)
MID	Merida	902,061	900,233	(0.2)
MTT	Minatitlan	27,385	29,611	8.1
OAX	Oaxaca	388,896	432,191	11.1
TAP	Tapachula	129,210	151,562	17.3
VER	Veracruz	361,316	386,440	7.0
VSA	Villahermosa	316,947	360,647	13.8

US Passenger Traffic, San Juan Airport (LMM)
		First Quarter		% Chg
		2023	2024
SJU Total [1]		2,907,038	3,261,896	12.2
Domestic Traffic		2,641,929	2,935,940	11.1
International Traffic		265,109	325,956	23.0

Colombia, Passenger Traffic Airplan
		First Quarter		% Chg
		2023	2024
Domestic Traffic		3,176,155	2,963,460	(6.7)
MDE	Medellín (Rio Negro)	2,401,054	2,166,918	(9.8)
EOH	Medellín	275,386	303,345	10.2
MTR	Montería	359,440	361,837	0.7
APO	Carepa	49,631	41,601	(16.2)
UIB	Quibdó	84,270	81,702	(3.0)
CZU	Corozal	6,374	8,057	26.4
International Traffic		709,162	840,770	18.6
MDE	Medellín (Rio Negro)	709,162	840,770	18.6
EOH	Medellín	-	-	-
MTR	Montería	-	-	-
APO	Carepa	-	-	-
UIB	Quibdó	-	-	-
CZU	Corozal	-	-	-
Total Traffic Colombia		3,885,317	3,804,230	(2.1)
MDE	Medellín (Rio Negro)	3,110,216	3,007,688	(3.3)
EOH	Medellín	275,386	303,345	10.2
MTR	Montería	359,440	361,837	0.7
APO	Carepa	49,631	41,601	(16.2)
UIB	Quibdó	84,270	81,702	(3.0)
CZU	Corozal	6,374	8,057	26.4

[1] Passenger figures for Mexico and Colombia exclude transit and general aviation passengers, and SJU include transit passengers and general aviation.

ASUR 1Q24 Page 20 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Commercial Spaces

ASUR Retail and Other Commercial Space Opened since March 31, 2023[1]
Business Name	Type	Opening Date
MEXICO
Cancun
Cocos Caribe 770	Retail	June 2023
LL Mex, SA de CV	Car Rental	July 2023
Huatulco
Promotora de Espectáculos Deportivos SA de CV	Retail	April 2023
Mérida
Comercializadora PIU SA de CV	Retail	April 2023
Ultra Boutique SA de CV	Retail	May 2023
Plersa SA de CV	Retail	May 2023
Unión Masa México SA de CV	Retail	June 2023
Alquiladora de vehiculos automotores, SA de CV	Car Rental	July 2023
Máxima Distinción "EMWA"	Retail	October 2023
CLOE MODA	Retail	October 2023
LL Mex, SA de CV	Car Rental	November 2023
LL Mex, SA de CV	Car Rental	January 2024
Corporativo De la Torre & Zambrano	Car Rental	February 2024
Cozumel
Fleet Car Company Mx	Car Rental	December 2023
Oaxaca
Rent A Matic Itza SA de CV	Car Rental	June 2023
LL Mex, SA de CV	Car Rental	November 2023
Veracruz
LL Mex, SA de CV	Car Rental	November 2023
SAN JUAN, PUERTO RICO
Ocean Lab	Food and Beverage	April 2023
PR Arrivals Store	Duty Free	April 2023
To Go	Food and Beverage	November 2023
Landshark	Food and Beverage	January 2024
Morena Mía	Retail	January 2024
Morena Mía	Retail	February 2024
COLOMBIA
Rionegro
Menzies Aviation Colombia S.A.S	Other Revenues	April 2023
Efectimedios S.A.S.	Other Revenues	May 2023
JETSMART AIRLINES PERÚ S.A.C.	Other Revenues	January 2024
Corporación del lago S.A.S	Other Revenues	January 2024
Carlos Andrés Carrasquilla Zuluaga	Other Revenues	January 2024
Olaya herrera
Efectimedios S.A.S.	Other Revenues	May 2023
Corporación del lago S.A.S	Other Revenues	January 2024
Sociedad Aeronáutica de Santander S.A.S.	Other Revenues	January 2024
Departamento de Antioquia	Other Revenues	February 2024
Fondo de Valorización del Municipio de Medellín	Other Revenues	February 2024
Aviation Support & Maintenance Company S.A.S.	Other Revenues	February 2024
Central Aerospace S.A.S.	Other Revenues	February 2024
Helisur S.A.S.	Other Revenues	March 2024
Carepa
Efectimedios S.A.S.	Other Revenues	May 2023
Montería
Efectimedios S.A.S.	Other Revenues	May 2023
Corporación del lago S.A.S	Other Revenues	January 2024
Quibdó
Efectimedios S.A.S.	Other Revenues	May 2023
Fundación Patrulla Aerea del Choco	Other Revenues	February 2024
Late Choco Fabrica Artesanal de Chocolates	Food and Beverage	February 2024
Corozal
Efectimedios S.A.S.	Other Revenues	May 2023
Centro de Servicios
Estrategia Comercial de Colombia S.A.S	Retail	April 2023
Icetex	Other Revenues	January 2024

* Only includes new stores opened during the period and excludes remodelings or contract renewals.

ASUR 1Q24 Page 21 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Operating Results per Airport
Thousands of mexican pesos

Item	1Q 2023	1Q23 Per Workload Unit	1Q 2024	1Q24 Per Workload Unit	YoY % Chg.	Per Workload Unit YoY % Chg.
Mexico
Cancun [1]
Aeronautical Revenues	2,127,032	247.2	2,735,499	308.8	28.6	24.9
Non-Aeronautical Revenues	1,707,696	198.5	1,742,284	196.7	2.0	(0.9)
Construction Services Revenues	32,826	3.8	177,067	20.0	439.4	426.3
Total Revenues	3,867,554	449.5	4,654,850	525.5	20.4	16.9
Operating Profit	2,698,566	313.6	3,143,616	354.9	16.5	13.2
EBITDA	2,865,893	333.1	3,321,127	374.9	15.9	12.5
Merida
Aeronautical Revenues	256,811	265.8	259,921	348.9	1.2	31.3
Non-Aeronautical Revenues	51,491	53.3	59,127	79.4	14.8	49.0
Construction Services Revenues	30,936	32.0	-	-	(100.0)	(100.0)
Other [2]	21	-	24	-	14.3	n/a
Total Revenues	339,259	351.1	319,072	428.3	(6.0)	22.0
Operating Profit	190,853	197.6	169,878	228.0	(11.0)	15.4
EBITDA	211,470	218.9	205,415	275.7	(2.9)	25.9
Villahermosa
Aeronautical Revenues	90,149	274.0	107,620	279.5	19.4	2.0
Non-Aeronautical Revenues	15,362	46.7	16,944	44.0	10.3	(5.8)
Construction Services Revenues	6	-	49	0.1	716.7	n/a
Other [2]	23	0.1	23	0.1	-	-
Total Revenues	105,540	320.8	124,636	323.7	18.1	0.9
Operating Profit	58,238	177.0	68,398	177.7	17.4	0.4
EBITDA	69,176	210.3	80,826	209.9	16.8	(0.2)
Other Airports [3]
Aeronautical Revenues	391,611	281.7	482,464	102.4	23.2	(63.6)
Non-Aeronautical Revenues	51,513	37.1	55,773	11.8	8.3	(68.2)
Construction Services Revenues	19,713	14.2	9,364	2.0	(52.5)	(85.9)
Other [2]	72	0.1	77	-	6.9	(100.0)
Total Revenues	462,909	333.1	547,678	116.2	18.3	(65.1)
Operating Profit	245,500	176.6	296,896	63.0	20.9	(64.3)
EBITDA	302,856	217.9	360,600	76.6	19.1	(64.8)
Holding & Service Companies [4]
Construction Services Revenues	-	n/a	-	n/a	n/a	n/a
Other [2]	156,253	n/a	177,363	n/a	13.5	n/a
Total Revenues	156,253	n/a	177,363	n/a	13.5	n/a
Operating Profit	144,613	n/a	166,930	n/a	15.4	n/a
EBITDA	144,620	n/a	166,934	n/a	15.4	n/a
Consolidation Adjustment Mexico
Consolidation Adjustment	(156,369)	n/a	(177,487)	n/a	13.5	n/a
Total Mexico
Aeronautical Revenues	2,865,603	253.8	3,585,504	243.9	25.1	(3.9)
Non-Aeronautical Revenues	1,826,062	161.8	1,874,128	127.5	2.6	(21.2)
Construction Services Revenues	83,481	7.4	186,480	12.7	123.4	71.6
Total Revenues	4,775,146	423.0	5,646,112	384.1	18.2	(9.2)
Operating Profit	3,337,770	295.7	3,845,718	261.6	15.2	(11.5)
EBITDA	3,594,015	318.4	4,134,902	281.3	15.0	(11.7)
San Juan Puerto Rico, US [5]
Aeronautical Revenues	528,295	n/a	502,588	n/a	(4.9)	n/a
Non-Aeronautical Revenues	422,817	n/a	464,734	n/a	9.9	n/a
Construction Services Revenues	59,831	n/a	66,260	n/a	10.7	n/a
Total Revenues	1,010,943	n/a	1,033,582	n/a	2.2	n/a
Operating Profit	350,559	n/a	369,048	n/a	5.3	n/a
EBITDA	520,229	n/a	527,008	n/a	1.3	n/a
Consolidation Adjustment San Juan
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
Colombia [6]
Aeronautical Revenues	483,520	n/a	555,545	n/a	14.9	n/a
Non-Aeronautical Revenues	173,733	n/a	195,975	n/a	12.8	n/a
Construction Services Revenues	6,067	n/a	3,693	n/a	(39.1)	n/a
Total Revenues	663,320	n/a	755,213	n/a	13.9	n/a
Operating Profit	325,322	n/a	364,457	n/a	12.0	n/a
EBITDA	416,158	n/a	461,030	n/a	10.8	n/a
Consolidation Adjustment Colombia
Consolidation Adjustment	-	n/a	-	n/a	n/a	n/a
CONSOLIDATED ASUR
Aeronautical Revenues	3,877,418	n/a	4,643,637	n/a	19.8	n/a
Non-Aeronautical Revenues	2,422,612	n/a	2,534,837	n/a	4.6	n/a
Construction Services Revenues	149,379	n/a	256,433	n/a	71.7	n/a
Total Revenues	6,449,409	n/a	7,434,907	n/a	15.3	n/a
Operating Profit	4,013,651	n/a	4,579,223	n/a	14.1	n/a
EBITDA	4,530,402	n/a	5,122,940	n/a	13.1	n/a

[1] Reflects the results of operations of Cancun Airport and two Cancun Airport Services subsidiaries on a consolidated basis.
[2] Reflects revenues under intercompany agreements which are eliminated in the consolidation adjustment.
[3] Reflects the results of operations of our airports located in Cozumel, Huatulco, Minatitlan, Oaxaca, Tapachula and Veracruz.
[4] Reflects the results of operations of our parent holding company and our services subsidiaries. Because none of these entities hold the concessions for our airports, we do not report workload unit data for theses entities.
[5] Reflects the results of operation of San Juan Airport, Puerto Rico, US for 1Q24.
[6] Reflects the results of operation of Airplan, Colombia, for 1Q24.

ASUR 1Q24 Page 22 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Income from January 1 to March 31, 2024 and 2023
Thousands of mexican pesos

Item	3M	3M	%	1Q	1Q	%
	2023	2024	Chg	2023	2024	Chg
Revenues
Aeronautical Services	3,877,418	4,643,637	19.8	3,877,418	4,643,637	19.8
Non-Aeronautical Services	2,422,612	2,534,837	4.6	2,422,612	2,534,837	4.6
Construction Services	149,379	256,433	71.7	149,379	256,433	71.7
Total Revenues	6,449,409	7,434,907	15.3	6,449,409	7,434,907	15.3

Operating Expenses
Cost of Services	1,124,511	1,230,259	9.4	1,124,511	1,230,259	9.4
Cost of Construction	149,379	256,433	71.7	149,379	256,433	71.7
General and Administrative Expenses	77,241	79,019	2.3	77,241	79,019	2.3
Technical Assistance	190,311	106,315	(44.1)	190,311	106,315	(44.1)
Concession Fee	377,573	639,940	69.5	377,573	639,940	69.5
Depreciation and Amortization	516,743	543,718	5.2	516,743	543,718	5.2
Total Operating Expenses	2,435,758	2,855,684	17.2	2,435,758	2,855,684	17.2

Other Revenues

Operating Income	4,013,651	4,579,223	14.1	4,013,651	4,579,223	14.1

Comprehensive Financing Cost	(527,840)	(42,042)	(92.0)	(527,840)	(42,042)	(92.0)

Income from results of Joint Venture Accounted by the Equity Method		(2,681)	n/a		(2,681)	n/a

Income Before Income Taxes	3,485,811	4,534,500	30.1	3,485,811	4,534,500	30.1

Provision for Income Tax	857,534	1,176,341	37.2	857,534	1,176,341	37.2
Deferred Income Taxes	26,032	171,405	558.4	26,032	171,405	558.4

Net Income for the Year	2,602,245	3,186,754	22.5	2,602,245	3,186,754	22.5

Majority Net Income	2,512,362	3,082,091	22.7	2,512,362	3,082,091	22.7
Non-Controlling Interests	89,883	104,663	16.4	89,883	104,663	16.4

Earning per Share	8.3745	10.2736	22.7	8.3745	10.2736	22.7
Earning per American Depositary Share (in U.S. Dollars)	5.0656	6.2143	22.7	5.0656	6.2143	22.7
Exchange Rate per Dollar Ps. 16.5323

ASUR 1Q24 Page 23 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statements of Financial Position as of March 31, 2024 and December 31, 2023
Thousands of mexican pesos

Item	March 2024	December 2023	Variation	%
Assets
Current Assets
Cash and Cash Equivalents	16,822,986	13,872,897	2,950,089	21.3
Cash and Cash Equivalents Restricted	1,515,492	1,615,400	(99,908)	(6.2)
Accounts Receivable, net	2,847,971	2,317,818	530,153	22.9
Document Receivable	100,696	100,696	-	-
Recoverable Taxes and Other Current Assets	968,801	826,386	142,415	17.2
Total Current Assets	22,255,946	18,733,197	3,522,749	18.8

Non Current Assets
Investment in Financial Instrument	1,799,149	1,818,949	(19,800)	(1.1)
Machinery, Furniture and Equipment, net	182,100	184,016	(1,916)	(1.0)
Intangible Assets, Airport Concessions and Goodwill-Net	48,462,474	49,310,063	(847,589)	(1.7)
investment in Joint Venture	293,518	296,199	(2,681)	(0.9)
Total Assets	72,993,187	70,342,424	2,650,763	3.8

Liabilities and Stockholders' Equity
Current Liabilities
Trade Accounts Payable	247,710	306,548	(58,838)	(19.2)
Bank Loans and Short Term Debt	1,118,165	1,233,639	(115,474)	(9.4)
Accrued Expenses and Others Payables	3,532,867	3,287,040	245,827	7.5
Total Current Liabilities	4,898,742	4,827,227	71,515	1.5

Long Term Liabilities
Bank Loans	2,522,522	2,586,932	(64,410)	(2.5)
Long Term Debt	8,108,378	8,404,199	(295,821)	(3.5)
Deferred Income Taxes	3,045,023	2,897,858	147,165	5.1
Employee Benefits	35,937	35,010	927	2.6
Total Long Term Liabilities	13,711,860	13,923,999	(212,139)	(1.5)

Total Liabilities	18,610,602	18,751,226	(140,624)	(0.7)

Stockholders' Equity
Capital Stock	7,767,276	7,767,276	-	-
Legal Reserve	2,542,227	2,542,227	-	-
Mayority Net Income for the Period	3,082,091	10,203,713	(7,121,622)	(69.8)
Cumulative Effect of Conversion of Foreign Currency	(1,910,234)	(1,619,693)	(290,541)	18
Retained Earnings	36,255,538	26,051,825	10,203,713	39.2
Non-Controlling interests	6,645,687	6,645,850	(163)	(0.0)
Total Stockholders' Equity	54,382,585	51,591,198	2,791,387	5.4

Total Liabilities and Stockholders' Equity	72,993,187	70,342,424	2,650,763	3.8

ASUR 1Q24 Page 24 of 25

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
Consolidated Statement of Cash Flow for the periods of January 1, to March 31, 2024 and 2023
Thousands of mexican pesos

Item	3M	3M	%	1Q	1Q	%
	2023	2024	Chg	2023	2024	Chg
Operating Activities
Income Before Income Taxes	3,485,811	4,534,500	30.1	3,485,811	4,534,500	30.1

Depreciation and Amortization	516,743	543,718	5.2	516,743	543,718	5.2
Income from Results of Joint Venture Accounted by the Equity Method		2,681	n/a		2,681	n/a
Interest Income	(265,060)	(409,724)	54.6	(265,060)	(409,724)	54.6
Interest Payables	305,992	255,403	(16.5)	305,992	255,403	(16.5)
Foreign Exchange Gain (loss), Net Unearned	491,937	183,037	(62.8)	491,937	183,037	(62.8)
Sub-Total	4,535,423	5,109,615	12.7	4,535,423	5,109,615	12.7
Trade Receivables	147,399	(405,943)	(375.4)	147,399	(405,943)	(375.4)
Recoverable Taxes and other Current Assets	(97,149)	(92,315)	(5.0)	(97,149)	(92,315)	(5.0)
Income Tax Paid	(724,864)	(1,111,668)	53.4	(724,864)	(1,111,668)	53.4
Trade Accounts Payable	(55,255)	(44,721)	(19.1)	(55,255)	(44,721)	(19.1)

Net Cash Flow Provided by Operating Activities	3,805,554	3,454,968	(9.2)	3,805,554	3,454,968	(9.2)

Investing Activities
Investment in Financial Instrument		19,800	n/a		19,800	n/a
Loans granted to Third Parties
Restricted Cash	(64,073)	63,027	(198.4)	(64,073)	63,027	(198.4)
Investments in Machinery, Furniture and Equipment, net	(142,994)	(182,584)	27.7	(142,994)	(182,584)	27.7
Interest Income	233,255	379,775	62.8	233,255	379,775	62.8

Net Cash Flow used by Investing Activities	26,188	280,018	969.3	26,188	280,018	969.3

Excess Cash to Use in Financing Activities	3,831,742	3,734,986	(2.5)	3,831,742	3,734,986	(2.5)

Bank Loans
Bank Loans Paid	(662,500)	(50,000)	(92.5)	(662,500)	(50,000)	(92.5)
Long Term Debt Paid	(99,786)	(97,926)	(1.9)	(99,786)	(97,926)	(1.9)
Interest Paid	(410,136)	(365,623)	(10.9)	(410,136)	(365,623)	(10.9)
Dividends Paid

Net Cash Flow used by Financing Activities	(1,172,422)	(513,549)	(56.2)	(1,172,422)	(513,549)	(56.2)

Net Increase in Cash and Cash Equivalents	2,659,320	3,221,437	21.1	2,659,320	3,221,437	21.1

Cash and Cash Equivalents at Beginning of Period	13,174,991	13,872,897	5.3	13,174,991	13,872,897	5.3

Exchange Gain on Cash and Cash Equivalents	(726,076)	(271,348)	(62.6)	(726,076)	(271,348)	(62.6)

Cash and Cash Equivalents at the End of Period	15,108,235	16,822,986	11.3	15,108,235	16,822,986	11.3

ASUR 1Q24 Page 25 of 25